UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___November 2004___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated October 18, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  November 5, 2004                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson,

          Chief Financial Officer

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

#

FRONTEER DEVELOPMENT GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.

#

CONSOLIDATED BALANCE SHEETS

AS AT

September 30,

December 31,

2004

2003

$

$

ASSETS

CURRENT

Cash and cash equivalents

8,594,390

3,351,182

Accounts receivable and other (Note 2)

523,242

153,290

9,117,632

3,504,472

EQUIPMENT

176,114

67,306

LONG-TERM INVESTMENTS

54,600

46,000

EXPLORATION PROPERTIES AND DEFERRED

EXPLORATION EXPENDITURES  (Note 3)

3,538,136

914,516

12,886,482

4,532,294

LIABILITIES

CURRENT

Accounts payable and accrued liabilities

133,244

97,571

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)

Issued

31,307,277 common shares

14,561,492

4,743,074

CONTRIBUTED SURPLUS

34,892

2,392

WARRANTS (Note 4)

466,708

360,883

OPTIONS (Note 4)

894,717

56,109

ACCUMULATED DEFICIT

(3,204,571)

(727,735)

12,753,238

4,434,723

12,886,482

4,532,294

Approved by the Board of Directors:

"Oliver Lennox-King"

"Mark O'Dea"

Director

Director

See accompanying notes to these unaudited consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.

#

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIODS ENDED SEPTEMBER 30

Three Months Ended

Nine Months Ended

September 30,

September 30,

2004

2003

2004

2003

$

$

$

$

OPERATING EXPENSES

Accounting and audit

666

10,634

25,386

20,871

Amortization

20,700

3,574

31,955

9,794

Consulting fees

-

3,570

255,511

10,710

Investor relations

16,396

62,990

448,880

112,610

Legal

5,677

21,832

88,982

46,749

Listing and filing fees

5,721

89,027

71,396

105,170

Management fees

-

74,655

133,083

146,507

Office and general

18,700

23,812

45,186

39,177

Promotion and advertising

105,280

64,345

469,514

116,219

Property investigation

5,638

20,638

68,466

44,339

Rent

17,830

11,578

53,000

27,294

Stock-based compensation (Note 10)

436,686

-

661,764

-

Wages and benefits

99,678

3,050

197,422

6,161

Recovery of expenses

(63,935)

-

(197,236)

-

Interest (income)

(58,184)

(22,162)

(129,591)

(31,924)

(Gain) loss on sale of investments

(5,595)

-

11,024

-

605,258

367,543

2,234,742

653,677

NET (LOSS) BEFORE INCOME TAXES

(605,258)

(367,543)

(2,234,742)

(653,677)

Future income tax (recovery)

-

(273,000)

-

(482,240)

NET (LOSS) FOR THE PERIOD

(605,258)

(94,543)

(2,234,742)

(171,437)

(DEFICIT), BEGINNING OF PERIOD

As previously reported

(2,599,313)

(333,771)

(727,735)

(256,877)

Adjustment to prior periods due to change in

 accounting policy (Note 10)

-

-

(242,094)

-

As restated

(2,599,313)

(333,771)

(969,829)

(256,877)

(DEFICIT), END OF PERIOD

(3,204,571)

(428,314)

(3,204,571)

(428,314)

Basic loss per share (Note 7)

(0.02)

0.00

(0.08)

(0.01)

Weighted average shares outstanding

31,153,310

20,171,581

27,703,125

16,915,224

See accompanying notes to these unaudited consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.

#

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30

Three Months Ended

Nine Months Ended

September 30,

September 30,

2004

2003

2004

2003

$

$

$

$

OPERATING ACTIVITIES

Net income (loss)

(605,258)

(94,543)

(2,234,742)

(171,437)

Charges to income not involving cash:

Future income tax (recovery)

-

(273,000)

-

(482,240)

(Gain) loss on sale of investments

(5,595)

-

11,024

-

Stock-based compensation

436,686

13,985

661,764

30,425

Amortization

20,700

3,574

31,955

9,794

(153,467)

(349,984)

(1,529,999)

(613,458)

Changes in non-cash operating working capital:

Accounts receivable and other

(64,496)

54,575

(369,952)

(133,366)

Accounts payable and accrued liabilities

(112,834)

(85,023)

35,673

(48,370)

Increase in funds received from optionee

-

107,580

-

107,580

Net cash used in operating activities

(330,797)

(272,852)

(1,864,278)

(687,614)

FINANCING ACTIVITIES

Issuance of common shares for cash

-

-

9,459,984

-

Issuance of warrants for cash

-

-

138,316

-

Issuance of private placement shares

   and warrants

-

138,671

-

3,070,428

Warrants exercised

16,100

-

161,454

-

Options exercised

39,300

-

128,071

-

Share issue costs

-

-

(733,861)

-

Commission paid in units

-

-

187,529

-

Net cash provided by financing activities

55,400

138,671

9,341,493

3,070,428

INVESTING ACTIVITIES

Purchase of equipment

(109,722)

(7,546)

(140,764)

(30,322)

Interest in exploration properties and deferred

exploration expenditures

(1,518,829)

(107,242)

(2,128,219)

(178,113)

Proceeds from sale of investments

14,595

-

34,976

-

Net cash used in investing activities

(1,613,956)

(114,788)

(2,234,007)

(208,435)

Increase (decrease) in cash and cash equivalents

(1,889,353)

(248,969)

5,243,208

2,174,379

CASH AND CASH EQUIVALENTS,

   beginning of period

10,483,743

3,424,443

3,351,182

1,001,095

CASH AND CASH EQUIVALENT, end of period

8,594,390

3,175,474

8,594,390

3,175,474

NON CASH FINANCING AND INVESTING ACTIVITIES:

Common stock issued for interest in

   exploration properties

-

94,000

550,000

107,900

Common stock issued for commission

24,460

-

185,313

-

Warrants issued for commission

540

-

2,216

49,300

Value of shares received from optionees

54,600

-

54,600

-

See accompanying notes to these unaudited consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

1.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

These interim financial statements do not include all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.  These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these interim financial statements. For further information, see the Company's consolidated financial statements including the accompanying notes for the year ended December 31, 2003.

Exploration Properties and Deferred Exploration Expenditures:

The Company is involved in the acquisition, exploration and development of natural resource properties and has not yet determined whether these properties contain resources that are economically recoverable.  The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and their future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis.

All direct costs associated with exploration properties are capitalized as incurred.  If the property proceeds to development, these costs become part of pre-production and development costs of the mine.  If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

Stock-Based Compensation:

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

The Company has an employee stock option plan.  In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Accordingly, effective January 1, 2004, the fair value of all stock options granted are recorded as a charge to operations as the stock options vest and a credit to options in shareholders' equity.  Any consideration paid on the exercise of stock options is credited directly to share capital.

2.  ACCOUNTS RECEIVABLE AND OTHER

	September 30,	December 31,
	2004	2003
Accounts receivable - Project partners	$ 339,426	$ 31,822
Accounts receivable - Other	88,352	23,932
Restricted short-term investments	46,342	46,156
Prepaids	49,122	51,380
	$ 523,242	$ 153,290

FRONTEER DEVELOPMENT GROUP INC.

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

3.  EXPLORATION PROPERTIES

Properties	TotalDecember 31,2003$	Additions$	(RecoveriesandWrite downs)$	TotalSeptember 30,2004$
Turkey (Note 3a)
General Turkey	-	121,167	-	121,167
Agi Dagi	-	1,146,528	-	1,146,528
Kirazli	-	369,707	-	369,707
	-	1,637,402	-	1,637,402
Labrador Properties (Note 3b)
General Labrador	75,275	442,155	(166,865)	350,565
Burnt Lake	1,435	-	-	1,435
Croteau	2,279	-	-	2,279
Emben	1,604	-	-	1,604
Letitia	1,931	-	-	1,931
Michelin	11,565	-	-	11,565
Micmac Lake	180	-	-	180
Posthill	9,525	-	-	9,525
Storm	2,502	-	-	2,502
	106,296	442,155	(166,865)	381,586
Properties optioned to Northwestern Mineral Ventures (Note 3c)
General Bear	3,247	-	-	3,247
Achook	91,013	-	-	91,013
Conjuror	103,067	9,824	-	112,891
Flex	55,607	-	-	55,607
McPhoo	64,127	-	-	64,127
Longtom	-	871,486	(465,743)	405,743
	317,061	881,310	(465,743)	732,628
Properties optioned to Alberta Star (Note 3d)
Dixie Lake	286,623	980,698	(1,041,698)	225,623
Properties optioned to Placer Dome (Note 3e)
Portage	3,501	611,626	(503,597)	111,530
Balmer	123,678	8,941	-	132,619
Sandy Point	55,810	77	(28,600)	27,287
	182,989	620,644	(532,197)	271,436
Properties optioned to Red Lake Resources (Note 3f)
General Uchi	2,693	-		2,693
Grace Lake	1	-		1
Mink Lake	1	258	-	259
Sol d'Or	1	595,249	(327,632)	267,618
Swain East	1	-	-	1
	2,697	595,507	(327,632)	270,572
Other Properties (Note 3g)
Birch Island	-	-	-	-
Found Lake	4,153	-	-	4,153
Hurley	1,666	-	-	1,666
Shabu	55	39	-	94
Shanty Bay	4,284	-	-	4,284
Woman Lake	8,692	-	-	8,692
	18,850	39	-	18,889
	914,516	5,157,755	(2,534,135)	3,538,136

FRONTEER DEVELOPMENT GROUP INC.

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

3.  EXPLORATION PROPERTIES (continued)

a)

Turkey

In February, Fronteer signed a letter of intent with Teck Cominco's Turkish subsidiary ("Teck Cominco") to acquire a 100% interest in five epithermal gold properties located in Western Turkey. Fronteer completed its technical due diligence and on April 27, 2004 signed Letters of Agreement on two properties, the Agi Dagi Property and the Kirazli Property, and it is anticipated that a third agreement on the remaining properties will be signed shortly.

b)

Labrador Properties, NFLD; (Alliance with Altius Minerals Corporation)

On February 5, 2003 Fronteer and Altius Minerals formed an alliance to explore for iron-oxide copper-gold deposits in central Labrador.  The alliance shares all acquisition and exploration costs on a 50-50 basis at cost, and will remain in effect as long as the jointly staked claims remain in good standing.

 c)

Northwest Territories Properties, NWT; (Northwestern Mineral Ventures Option Agreement)

The Company entered into an option agreement on October 4, 2002 with Phelps Dodge Corporation of Canada Ltd. ("PDC") to earn a 100% interest in the Conjuror Property, consisting of 5 claims in the Bear Province of the Northwest Territories.  The Company can earn its interest by completing $500,000 in exploration work before October 4, 2006 and making cash payments of $125,000 ($35,000 paid), or issuing common shares of equivalent value, over a four-year period.  The terms allow PDC to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

On September 26, 2003, the Company granted to Northwestern Mineral Ventures Inc. an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company  $20,000 on signing, completing $5 million in exploration work by September 26, 2008 and making additional cash payments of $250,000 over 5 years.  Fronteer is the operator of the project.

d)

Dixie Lake Property, Ontario; (Alberta Star Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm's length vendor an option to earn a 100% interest in the Dixie Lake Property, which consists of 51 claims situated in the Dixie Lake area of Ontario.  The Company can earn its interest by making staged cash payments totaling $80,000 over a four-year period and issuing 200,000 common shares (150,000 issued) over a three-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

On September 22, 2003, the Company granted an option to Alberta Star Development Corp. ("Alberta Star'), to earn up to a 50% interest in the Property by paying an initial $10,000 (paid), issuing 50,000 common shares of Alberta Star (issued), completing $2 million in exploration work by September 22, 2006, making further annual cash payments totaling $125,000, and annual share issuances totaling 300,000 common shares of Alberta Star over a three year period ending in September, 2006.  In addition to the above, Alberta Star is responsible for all cash payments to the underlying property vendor, during the option period.  Fronteer is the operator of the project.

e)

Portage, Ontario; (Placer Dome Inc. Option Agreement)

Placer Dome Inc. ("Placer"), which acquired AurionGold on December 31, 2002 and agreed to take over AurionGold's commitment with respect to the Portage, Balmer, and Sandy Point Properties, has the right to earn a 65% interest in the properties by expending $2,500,000 at a minimum rate of $500,000 per year.  Placer has the option to earn an additional 10% by either completing a bankable feasibility study or by expending an additional $5,000,000 on the properties at a minimum rate of $500,000 per year.  The Company is the operator of the program with a 10% management fee until Placer has earned their 65% interest.

FRONTEER DEVELOPMENT GROUP INC.

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

3.  EXPLORATION PROPERTIES (continued)

f)

Sol D'Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. ("RLR") an option to earn a 50% interest in the Properties (Sol D'Or, Swain East, Grace Lake and Mink Lake), by completing $750,000 in exploration work before April 3, 2004, making cash payments totaling $60,000 and issuing 200,000 shares of Red Lake Resources Inc.

During 2003 Red Lake Resources Inc. completed its $750,000 work commitment under the option agreement, which has been credited to Exploration Properties, and has also issued the 200,000 shares.  On January 14, 2004, RLR paid the final $30,000 option payment to the Company thereby earning its 50% interest in the Properties.

g)

Other Properties, Ontario

The Company holds various other exploration properties in the Birch-Uchi Belt of northwestern Ontario located approximately 100 kilometres east-northeast of Red Lake.

The Company entered into an agreement on November 5, 2001 to acquire from an arm's length vendor an option to earn a 100% interest in the Woman Lake Property, which is situated immediately adjacent to one of the Birch Properties.  The Woman Lake Property consists of three leased mining claims and six staked units.  The Company can earn its interest in the Woman Lake Property by making staged cash payments totaling $21,500 ($9,000 paid) and issuing 90,000 common shares (60,000 issued) over a three-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $750,000.

The Company entered into an agreement on May 31, 2002 to acquire from an arm's length vendor an option to earn a 100% interest in the Spot Lake Property, which now forms part of the Balmer Property.  The Spot Lake Property consists of two claims.  The Company can earn its interest in the Spot Lake Property by making staged cash payments totaling $44,000 ($5,000 paid) and issuing 85,000 common shares over a five-year period (30,000 issued).  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.  The Spot Lake Property falls under the property option agreement disclosed in Note 7b.

On November 12, 2003, the Company entered into an agreement to acquire from Jilbey Gold Exploration Ltd. ("Jilbey"), an arm's length vendor, an option to earn a 90% interest in the K-2 Property, which is contiguous to the Portage Property.  The K-2 Property consists of two claims.  The Company can earn its interest in the Property by reimbursing the staking costs up to a maximum of $2,000 and completing $500,000 in exploration work by December 31, 2007.  Upon fulfilling these requirements, a participating joint venture will be formed with Jilbey holding 10% and the Company 90%.  The Company will be designated as the operator during the earn-in phase.

FRONTEER DEVELOPMENT GROUP INC.

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

4.  SHARE CAPITAL

a)

The share capital is as follows:

Authorized:

Unlimited common shares

Issued and Outstanding:

Common Shares

Amount

#

$

Balance, December 31, 2003

21,334,968

4,743,074

Issued for cash

8,725,727

9,459,984

Issued for services rendered

170,481

185,313

Warrants exercised

243,771

196,161

Stock options exercised

332,330

160,821

Share issue costs

-

(733,864)

Issued for property

500,000

550,000

Balance, September 30, 2004

31,307,277

14,561,492

b)

Common share purchase options:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

For purposes of estimating the fair value of options using the Black-Scholes model certain assumptions are made such as expected dividend yield, volatility of the market price of the shares, risk free interest rates, and expected average life of the options.  Exercise price and vesting dates may also vary.

During the nine-month period ending September 30, 2004, the Company granted 2,760,000 stock options to employees and consultants. The fair value of these options estimated using the Black-Scholes model of $426,103 was charged to the statement of operations and deficit and credited to options in shareholders' equity.  Options granted prior to December 31, 2003 which vested in this period were estimated using the Black-Scholes model to have a fair value of $235,661.

A summary of changes in stock options during the period is as follows:

Weighted average

Options

exercise price

#

$

Balance, December 31, 2003

2,925,000

0.33

Granted

2,760,000

1.09

Exercised

(332,330)

0.38

Cancelled

(216,670)

0.65

Balance, September 30, 2004

5,136,000

0.80

FRONTEER DEVELOPMENT GROUP INC.

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

4.  SHARE CAPITAL (continued)

As at September 30, 2004, the directors, officers, employees and key consultants of the Company have been granted options as follows:

Date of Grant	Options Granted #	Exercise Price$	Expiry Date
May 7, 2001	391,000	0.11	May 7, 2006
May 8, 2001	500,000	0.11	May 8, 2006
May 24, 2001	360,000	0.25	May 24, 2006
May 9, 2002	100,000	0.59	May 9, 2007
June 20, 2003	50,000	0.65	June 20, 2008
August 7, 2003	200,000	0.70	August 7, 2008
November 6, 2003	100,000	0.88	November 6, 2008
November 12, 2003	200,000	0.80	November 12, 2008
November 21, 2003	75,000	0.91	November 21, 2004
November 28, 2003	400,000	0.84	November 28, 2008
December 18, 2003	100,000	0.90	December 18, 2008
January 5, 2004	75,000	0.90	January 5, 2009
April 1, 2004	200,000	1.10	April 1, 2005
April 6, 2004	200,000	1.00	April 6, 2009
April 15, 2004	150,000	1.00	April 15, 2009
June 23, 2004	100,000	0.85	June 23, 2007
September 2, 2004	125,000	0.68	September 2, 2008
September 13, 2004	200,000	0.92	September 29, 2008
September 28, 2004	1,610,000	1.20	September 28, 2009
	5,136,000

c)

Warrants

A summary of changes in warrants during the period is as follows:

Weighted average

Warrants

exercise price

#

$

Balance, December 31, 2003

2,405,710

0.64

Granted

5,351,538

1.46

Exercised

(243,771)

0.67

Balance, September 30, 2004

7,513,477

1.22

As at September 30, 2004, the Company had the following warrants outstanding:

Expiry Date

Warrants

exercise price

#

$

December 19, 2004

745,000

0.55

January 6, 2005

150,000

0.575

June 26, 2005

1,297,800

0.70

March 31, 2005 and 2006 ($1.65 in 2nd year)

3,336,740

1.45

March 31, 2005

652,573

1.50

April 13, 2005 and 2006 ($1.65 in 2nd year)

1,111,364

1.45

April 13, 2005

220,000

1.50

7,513,477

FRONTEER DEVELOPMENT GROUP INC.

#

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

5.  INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income taxes are determined based on differences between the carrying amount of assets and liabilities and their corresponding tax values.  These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized.

The potential future tax benefits of the combined tax losses and exploration expenditures have not been reflected in the accounts of the Company.

6.  COMMITMENTS

As at September 30, 2004, the Company is committed to incur prior to December 31, 2004, on a best efforts basis $202,071 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds had been received prior to December 31, 2003 and renounced to the subscribers as at that date.

The Company has entered into letters of agreement with Teck Cominco whereby the Company has agreed to spend US$1.25 million on exploration prior to April 30, 2005 with respect to two mineral projects in western Turkey.

7.  LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis.  As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the periods ended September 30, 2004 and 2003 have not been presented.

8.  COMPARATIVE FIGURES

Certain of the 2003 comparative figures have been reclassified to conform to the 2004 presentation.

9.  SUBSEQUENT EVENTS

On October 7, 2004, Fronteer raised gross proceeds of $1.1M by issuing 880,000 flow-through shares at a price of $1.25 per share in a brokered private placement.

10. CHANGE IN ACCOUNTING POLICY

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

The impact of the adoption of the fair value-based method has resulted in an increase in the accumulated deficit of $242,094, with a corresponding credit to options in shareholders' equity, reflecting the fair value of options granted during 2003.  In the nine-month period ending September 30, 2004, stock-based compensation of $661,764 was expensed with a corresponding credit to options in shareholders' equity.

CORPORATE INFORMATION

Corporate Office

Suite 1640

1066 West Hastings Street

Vancouver, British Columbia

Canada V6E 3X1

Phone:

604 632 4677

Fax:

604 632 4678

Web:

www.fronteergroup.com

Email:

info@fronteergroup.com

Directors

Oliver Lennox-King

Mark O'Dea

George Bell

Lyle Hepburn

Donald McInnes

Officers and Management

Mark O'Dea,

President & CEO

Larry Johnson,

CFO & Corporate Secretary

Rick Valenta,

Vice President, Exploration

Legal Counsel

Goodman and Carr, LLP

Suite 2300, 200 King Street West

Toronto, Ontario M5H 3W5

Auditors

PricewaterhouseCoopers LLP, Chartered Accountants

250 Howe Street, Suite 700

Vancouver, BC V6C 3S7

Registrar and Transfer Agent

Equity Transfer Services Inc.

Suite 420, 20 Adelaide Street West

Toronto, Ontario M5H 4C3

Shares Quoted

Toronto   Stock Exchange:

FRG

Frankfurt Stock Exchange:

FRR

NASD: OTC Bulletin Board:

FTDGF

Capitalization

Issued capital:

32,715,280

Fully diluted:

45,079,757

As at November 1, 2004

Management Discussion and Analysis

For the Third Quarter ended September 30, 2004

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the financial statements of Fronteer Development Group Inc. (“the Company” or “Fronteer”) for the period ended September 30, 2004, and the related notes.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  This MD&A is made as of November 1, 2004.

Additional information relating to Fronteer, including the Company’s Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com

SUMMARY AND OVERALL PERFORMANCE

Fronteer is a Vancouver based Canadian mineral exploration company.  The Company owns and operates Canadian projects in the Red Lake gold camp in Ontario, the Central Mineral Belt (“CMB”) of Labrador and the Bear Geological Province in the Northwest Territories (“NWT”).  Also, Fronteer has agreements with Teck Cominco’s Turkish subsidiary to option several epithermal gold properties located in Northwestern Turkey.

During the third quarter an airborne geophysical survey was completed over property in the CMB of Labrador and follow-up ground programs were carried out over selected areas.  Targets are being identified for potential drilling in the spring of 2005.

In July and August, a 2,500 metre drill program was conducted on the Company’s “Olympic Dam-type” uranium-copper-gold-silver project in the NWT to test a series of large geophysical anomalies.  A high grade uranium intersection of 1.68% U3O8 over 1.0 metre resulted from this program.

In September, Fronteer announced a $1.1 M private placement flow-through financing.  Pursuant to this financing which closed on October 7th 880,000 flow-through shares were issued at $1.25 per share.

On October 15, Fronteer’s common shares were quoted in New York over the counter (“OTC”) on the NASD:OTC Bulletin Board (“BB”) under the symbol FTDGF.  The OTCBB is a regulated quotation service that displays real-time quotes and volume information in the OTC equity securities.  Securities that are fully registered with the Securities and Exchange Commission (“SEC”) in the United States are eligible for quotes on the OTCBB.

Currently, geological staff from Fronteer are on-site in Turkey coordinating a 6,000 metre drill program on the Agi Dagi property and a 4,000 metre drill program on the Kirazli property.

EXPLORATION OVERVIEW

In Northwest Turkey

Agi Dagi and Kirazli Gold Properties - Teck Cominco Ltd. Option Agreement

On April 7, 2004, Fronteer announced that it had completed technical due diligence, and had given notice to Teck Cominco Ltd.’s Turkish subsidiary (“Teck”) that it would proceed with an option to acquire a 100% interest in two of its epithermal gold properties located in northwest Turkey.  These two properties, the Agi Dagi (pronounced “Ah Dah”) and the Kirazli, have preliminary gold resources already outlined.

On the Agi Dagi property, a 6,000 metre combined, diamond and reverse circulation (“RC”) drill program commenced in July and is ongoing.  Historical drilling in the resource area by Teck intersected thick intervals of gold mineralization in widely spaced vertical drill holes including 42 metres of 2.20 g/t gold and 90 metres of 1.62 g/t gold.  Recent drilling at the property has intersected a second large gold system with grades of up to 3.0 g/t gold over 37.5 metres.  This new zone called the Deli Dagi zone is located three kilometres to the north east of the property’s main historical resource area.  The objective of the current program is to test for strike extensions to the established resource, and to test a large number of additional targets on the property defined by geochemistry, geophysical data and mapping.  The encouraging results at the Deli Dagi zone indicate the potential of this new zone to surpass the mineralization of the historical resource.

At Kirazli, a 4,000 metre diamond drill program began in October.  Fronteer recently acquired drill data on holes drilled at the Kirazli property in the early 1990’s.  Some of the historic drill intervals were 19.5 meters of 13.7 g/t, 52.5 meters of 5.0 g/t and 103.5 meters of 1.9 g/t.  The Kirazli property is located 25km northwest of Agi Dagi.  Both properties host large epithermal gold systems characterized by encouraging grades, near surface oxide mineralization and geometries favorable to open pit mining operations

Pursuant to the Teck option agreement, Fronteer is committed to exploration expenditures of US$1.0 M on the Agi Dagi property and US$0.25 M at Kirazli by April 30, 2005 and as of November 1, 2004 expenditures were US$0.7 M and US$0.15 M, respectively.

In Canada

Labrador Properties – Altius Minerals Joint Venture

During 2003, Fronteer entered into a 50-50 Joint Venture with Altius Minerals to evaluate and to explore a large portion of central Labrador for uranium-copper-gold-silver deposits.  To date, approximately 78,000 hectares have been staked and high priority targets have been selected.

The Joint Venture shares all acquisition and exploration costs on a 50-50 basis at cost.  A grassroots exploration consisting of geological mapping, prospecting, sampling and relogging of archived core began in the early summer of 2003.  In February 2004, high grade uranium results were announced from samples collected during the previous summer.  A large regional airborne magnetic and radiometric survey was carried out in the July-August period, followed by field-based prospecting, mapping, geochemistry in September.  This program resulted in the identification and prioritization of a number of uranium prospects, which will be the subject of additional exploration in 2005.

NWT Properties – Northwestern Mineral Ventures Option Agreement

In September 2003, Fronteer optioned its properties in the Bear Province of the NWT to Northwestern Mineral Ventures Inc. that can earn a 50% interest in the properties by incurring exploration expenditures of $5.0 M and making cash payments of $0.25 M within five years.  The Longtom property, part of this package optioned from Alberta Star, was drilled during July and August to test a series of magnetic, gravity and IP chargeability anomalies, some of which had surface indications of Cu-Au mineralization.

A high grade Uranium intersection of 1.68% U3O8 over 1.0 metre was the most significant result from this program.  This result will be followed up with a drill program in 2005.  Fronteer is the operator of this project.

Dixie Lake Property – Alberta Star Option Agreement

In late 2002, Fronteer acquired the rights to earn a 100% interest in the Dixie Lake property 28 km southeast of Placer Dome’s Campbell mine and Goldcorp’s Red Lake mine in the Red Lake belt.  In September 2003 Fronteer granted an option to Alberta Star to earn a 50% interest in the property and in October a ten hole drill program was undertaken.  Gold mineralization was intersected in all 10 holes resulting in a second round of drilling in February 2004 consisting of seven holes to test the projection of a high grade ore shoot.  This program was also successful, intersecting the highest grade and thickest gold intersection drilled to date on the property.  A further five diamond holes were drilled to test the projection of the ore shoot at greater depth and all holes successfully encountered the mineralization 88-4 zone.  Work in the final quarter of 2004 will concentrate on identification and prioritization of other drill targets arising from recently completed ground magnetics, mobile metal ion (“MMI”) geochemical sampling, and smooth model inversion of Ionization Potential (“IP”) data.  This will be followed by a drill program during the first half of 2005.  Fronteer is the operator of this project.

Portage Property – Placer Dome Inc. Option Agreement

In the fourth quarter of 2002, AurionGold was acquired by Placer Dome who agreed to take over AurionGold’s commitment on these three properties by expending $2,500,000 at a minimum rate of $500,000 per year.  The first phase of the 2003 exploration program consisted of a compilation of Placer’s historical exploration data in the belt with Fronteer’s Geological Information System (GIS) database in order to define targets for follow-up exploration.  The second phase of the program included a 2,276 line kilometre airborne magnetic gradient survey of the area and was followed by a six-week field program using specific target traverses, till and soil geochemistry, lithogeochemistry and prospecting.  An eight hole program was completed, and the scout drilling was successful in identifying a previously unrecognized zone of early iron carbonate – quartz veining of the style seen at Red Lake, Ontario. A program of MMI soil and glacial till sampling was carried out in July in order to test additional targets on claims recently acquired to the east and west of the Portage target.  Fronteer is the operator of this project.

Sol D’Or Group of Properties – Red Lake Resources Option Agreement

In May 2003, nine drill holes were completed on the property intersecting new zones of gold mineralization within broad zones of alteration.  During 2003, Red Lake Resources completed its $750,000 work commitment and in January, 2004 paid Fronteer the remaining $30,000 cash under the option agreement thereby vesting its 50% interest in the properties.  A 12 hole drill program was carried out in the Swain-Sol D’Or area and finished in early April 2004.  Gold results were generally disappointing, though there were some narrow higher grade intersections in the area of the Sol D’Or mine.  No further work is contemplated at this time.

RESULTS OF OPERATIONS

The Company recorded a net loss of $605,258 for the three month period ended September 30, 2004 compared to a loss of $367,543 before taxes during the same period the previous year.  Stock based compensation which was not expensed in the previous year accounted for $436,686 of this loss.  Promotion and advertising costs during the period increased by $40,935 over last year.  Additional staffing requirements also contributed to the increase in operating expenditures during the period.

Operating activities during the third quarter of 2004 required $330,797 in cash compared with $273,362 during the same period in the previous year, a result of the increased expenditures mentioned above.

Financing activities provided cash of $55,400 in the third quarter of 2004 from the exercise of warrants and share purchase options, compared to $138,671 during the same period in the previous year.

Investing activities required $1,613,956 in cash in the third quarter compared with $114,278 during the same period last year.  Fronteer expended cash on mineral properties and deferred exploration in the amount of $1,518,829 during the third quarter of 2004.

Cash and equivalents were $8,594,390 as at September 30, 2004 compared to $3,175,474 as at September 30, 2003.

#

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

SUMMARY OF QUARTERLY RESULTS

Year	2004	2004	2004	2003
	Q3	Q2	Q1	Q4
	$	$	$	$
Working Capital	8,984,388	10,696,411	9,542,826	3,406,901
Mineral properties & deferred exploration expenditures	3,538,136	2,073,907	1,065,744	914,516
General and administrative costs	605,258	875,267	754,217	428,421
Net income (loss)	(605,258)	(875,267)	(754,217)	(299,421)

Year	2003	2003	2003	2002
	Q3	Q2	Q1	Q4
	$	$	$	$
Working Capital	3,306,772	3,632,873	1,054,061	1,058,237
Mineral properties & deferred exploration expenditures	811,641	610,399	653,169	525,628
General and administrative costs	367,543	170,434	115,700	90,029
Net income (loss)	(94,543)	38,806	(115,700)	(25,278)

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $8,984,388 at September 30, 2004 compared to $3,306,772 at September 30, 2003. The increase in working capital is from private placement proceeds ($9,459,984) and the exercise of warrants ($161,454) and stock options ($128,071).  This working capital is considered by management to be sufficient for administrative overhead, property investigations and currently planned exploration expenditures over the next 24 months.

As at September 30, 2004 there were 5,136,000 stock options outstanding at a weighted average price of $0.80 and 7,513,477 warrants outstanding at a weighted average price of $1.22.  Included in these outstanding warrants pursuant to the April 2004 private placement are 4,448,104 warrants exercisable at $1.45 until April 13, 2005 and $1.65 until April 13, 2006 and also 872,573 broker warrants exercisable at $1.50 until April 13, 2005.

Fronteer has incurred about $2.6M in exploration expenditures for the nine month period ending September 30, 2004 and is budgeting approximately $3M for exploration expenditures during 2005.

Currently, Fronteer has no revenues other than interest income and operator fees earned on certain projects.  The Company relies primarily on funding from joint venture partners earning an interest in Fronteer’s properties, equity financings and the exercise of warrants and options to finance both its exploration and administrative costs.

FINANCING AND INVESTING ACTIVITIES

In October 2004, Fronteer closed a brokered private placement flow-through financing for proceeds of $1.1M issuing 880,000 flow-through common shares at $1.25 per share The Agents were paid a commission of $77,000.00, of which $51,075.00 was paid in cash and $25,925.00 was paid in 20,740 shares of Fronteer.  In addition, the Agents received 74,800 compensation options.  Each compensation option entitles the Agent to acquire one common share of Fronteer at an exercise price of $1.30 until October 7, 2005.

OUTSTANDING SHARES

Common shares outstanding at quarter end

# of common shares
Balance, December 31, 2003	21,334,968
Shares issued pursuant to private placement	8,896,208
Shares issued on exercise of warrants	243,771
Shares issued on exercise of options	332,330
Shares issued for mineral property	500,000

Balance, September 30, 2004	31,307,277

CHANGES IN ACCOUNTING POLICIES

Stock Options

The Canadian Institute of Chartered Accountants (“CICA”) has issued new recommendations relative to Handbook section 3870, “Stock-based compensation and other stock-based payments”, which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option’s fair value, is then recognized over the option’s vesting periods.

The impact of the adoption of the fair value-based method has resulted in a restatement of opening retained earnings of $242,094 with a corresponding credit to options in shareholders’ equity, reflecting the prior periods cost of options granted.  In the third quarter of 2004 stock based compensation of $436,686 was expensed with a corresponding credit to options in shareholders’ equity.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.  This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.

CICA 3110 and SFAS 143 require that estimated future cash reclamation and closure costs be discounted and an asset recorded for the discounted value of the estimated future costs. It also requires that an accretion expense be recognized in each period which increments the recorded liability to eventually equal the cash reclamation costs by the time the projected reclamation work is performed.

The Company has determined that it does not have any asset retirement obligations.

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting period.  Areas requiring the use of management estimates include the rates of amortization for capital assets, the assumptions used in the determination of the fair value of stock-based compensation and estimates of the recoverable value of the Company’s mineral properties. Actual results could differ from those estimates.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

Decisions to write off costs of exploration properties and deferred exploration expenditures are based on management’s estimate of recoverable value of its mineral properties and are therefore subjective in most cases. Management believes that the estimates and assumptions used are reasonable.

UNCERTAINTIES AND RISK FACTORS

The Company’s overall financial performance is significantly affected by the costs and results of its exploration and development programs.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.  Among the many uncertainties inherent in any exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in economically viable mining operations.  Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as the risks already mentioned, which cannot be controlled by management.

FORWARD LOOKING STATEMENTS

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include, changes in the world wide price of gold and other metal commodities, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

OUTLOOK

Fronteer will continue to evaluate new mineral property acquisition opportunities as they arise and finance these activities with working capital on hand and future equity financings.

With industry partners funding most exploration costs thus minimizing dilution of stock and a healthy working capital position, Fronteer is well positioned to acquire additional mineral properties and continue its exploration activities.

“signed”

“signed”

Mark O’Dea

Larry Johnson

President & CEO

CFO & Corporate Secretary

November 1, 2004

#

Corporate Office

Suite 1640

1066 West Hastings Street

Vancouver, British Columbia

Canada V6E 3X1

Phone:

604 632 4677

Fax:

604 632 4678

Web:

www.fronteergroup.com

Email:

info@fronteergroup.com

Directors

Oliver Lennox-King

Mark O'Dea

George Bell

Lyle Hepburn

Donald McInnes

Officers and Management

Mark O'Dea,

President & CEO

Larry Johnson,

CFO & Corporate Secretary

Rick Valenta,

Vice President, Exploration

Legal Counsel

Goodman and Carr, LLP

Suite 2300, 200 King Street West

Toronto, Ontario M5H 3W5

Auditors

PricewaterhouseCoopers LLP, Chartered Accountants

250 Howe Street, Suite 700

Vancouver, BC V6C 3S7

Registrar and Transfer Agent

Equity Transfer Services Inc.

Suite 420, 20 Adelaide Street West

Toronto, Ontario M5H 4C3

Shares Quoted

Toronto   Stock Exchange:

FRG

Frankfurt Stock Exchange:

FRR

NASD: OTC Bulletin Board:

FTDGF

Capitalization

Issued capital:

32,715,280

Fully diluted:

45,079,757

As at November 1, 2004

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Mark O’Dea, President and Chief Executive Officer of Fronteer Development Group Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: ______November 1, 2004_____

“Mark O’Dea”
Mark O’Dea Chief Executive Officer

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Larry Johnson, Chief Financial Officer of Fronteer Development Group Inc., certify that:

1

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: __November 1, 2004__________

“Larry Johnson”
Larry Johnson Chief Financial Officer